(TRANSLATION)

November 7, 2006

To Whom It May Concern:

Company Name: Toyota Motor Corporation

Name and Title of Representative:

            Katsuaki Watanabe, President

Code No. 7203

(Securities and exchanges throughout Japan.)

Name and Title of Contact Person:

            Takuo Sasaki

            General Manager, Accounting Division

Telephone Number: (0565) 28 - 2121

Notice Concerning Offer for Sale of Shares

We hereby notify you that with respect to the offer for sale shares of common stock of Toyota Motor Corporation (“TMC”) (the “Shares”) in the domestic markets and the overseas markets, TMC has resolved at its Board of Directors’ Meeting held today, November 7, 2006, as follows:

In this offering, the Shares are scheduled to be offered for sale in Japan (the “Japanese Offering”), as well as in overseas markets (the “International Offering”; together with the Japanese Offering, collectively called the “Global Offering”). The joint global coordinators of the Global Offering are Nomura Securities Co., Ltd., Nikko Citigroup Limited and Merrill Lynch Japan Securities Co., Ltd.

1.	Number of Shares to be offered for sale:

43,411,700 shares of common stock of TMC

Provided, however, in the International Offering, the investors may elect to take delivery of American Depositary Shares (“ADSs”) instead of the Shares. Each ADS will represent two (2) Shares.

The above number is the aggregate number of the Shares to be offered for sale in the Japanese Offering and the International Offering. The number of the Shares to be offered for sale in each of the Japanese Offering and in the International Offering will be determined on the Pricing Date as described in 3. below by the selling shareholder, as described below in 2., taking into consideration the market demand for the Shares and other factors, up to the aggregate number of the Shares to be offered as indicated above.

2.	Selling Shareholder:

Japan Trustee Services Bank, Ltd.

(Trust account in favor of Banks’ Shareholdings Purchase Corporation held in Mitsui Asset Trust and Banking Company, Limited)

3.	Offering price:

Undetermined. (The offering price is scheduled to be determined considering the market demand for the Shares and other factors based on the indicative price presented as a price (with any fraction less than one yen being rounded down) calculated by multiplying the closing price in regular trading of the Shares on the Tokyo Stock Exchange on any day between Monday, November 20, 2006 and Wednesday, November 22, 2006 (the “Pricing Date”) by 0.90-1.00, in accordance with the method prescribed in Section 7-2 of the Fair Custom Rule No. 14 set forth by the Japan Securities Dealers Association. In addition, “the amount paid by underwriters”, which is the amount to be received by the selling shareholder from the underwriters as the purchase price per share, is scheduled to be determined as of the Pricing Date.)

4.	Offering method:

(1)	Japanese Offering

For the purpose of the Japanese Offering, the Shares shall be underwritten by purchase by Nomura Securities Co., Ltd., Nikko Citigroup Limited, Merrill Lynch Japan Securities Co. Ltd., Daiwa Securities SMBC Co. Ltd., Mizuho Investors Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., Shinko Securities Co., Ltd., and Tokai Tokyo Securities Co., Ltd.

The lead managers of the Japanese Offering are Nomura Securities Co., Ltd., and Nikko Citigroup Limited.

(2)	International Offering

For the purpose of the International Offering, the Shares shall be severally and jointly purchased by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., as the international lead managers of the underwriting syndicate which includes Citigroup Global Markets Inc. and others.

The consideration to be paid to the underwriters with respect to the Global Offering will be a discount to the total offer price granted to the underwriters by the selling shareholder.

5.	Offering period (in Japan):

From Friday, November 24, 2006 to Tuesday, November 28, 2006; provided, however, that the period is subject to advancement, in consideration of the market demand for the Shares and other factors, and the earliest period shall be from Tuesday, November 21, 2006 to Friday, November 24, 2006.

6.	Delivery date:

A day between Thursday, November 30, 2006 and Monday, December 4, 2006; which means that the delivery date may be advanced up to Thursday, November 30, 2006 according to the advancement of the offering period considering the market demand for the Shares and other factors as described above in 5.

7.	Deposit money for purchase:

Deposit money shall be the same amount as the offering price per Share.

8.	Offering unit of Shares:

100 shares

9.	TMC authorizes certain representative directors and executive directors, to approve all acts necessary for this offer for sale, including the offering price.

10.	With respect to the offer for sale of the Shares, the Securities Notification Statement and the Extraordinary Report were filed on November 7, 2006.

[Reference]

Purpose of the offer for sale:

The offer for sale as described above is being conducted to further expand long-term stable shareholders, especially individual shareholders.

Note:	This notice is prepared for the purpose of public disclosure of the offering of shares of common stock of TMC, but is not prepared for the purpose of investment solicitation or any other acts similar thereto, either within Japan or abroad. In the case of subscription to this offering, the investor should refer to the “prospectus” (as well as any amendments thereto), which has been prepared by TMC, and should make investment decision individually according to his or her own judgement. The prospectus (as well as any amendments thereto) is available at the underwriter securities company. This notice is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States, will be made by means of a prospectus that may be obtained from TMC or Banks’ Shareholdings Purchase Corporation that will contain detailed information about TMC and its management, as well as financial statements, pursuant to the United States Securities Act of 1933. In addition, in the United States, a written prospectus to this offering may be obtained from: (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, New York 10080 and (2) Nomura Securities International, Inc., 2 World Financial Center, Building B, New York, New York 10281-1198. TMC intends to register a part of the proposed offering in the United States.